                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13G
                                (Amendment No. )

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    Banco Latinoamericano De Exportaciones SA
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                                (Name of Issuer)

                              Class E Common Stock
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                         (Title of Class of Securities)

                                  PAP169941328
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                                 (CUSIP NUMBER)

                                 August 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  /X/    Rule 13d-1(b)
                  / /    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. PAP169941328                                           Page 2 of 5
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1.  NAME OF REPORTING PERSONS: MONDRIAN INVESTMENT PARTNERS LIMITED
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a) [ ]
                                                          (b) [ ]
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3.  SEC USE ONLY
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4.  CITIZENSHIP or PLACE OF ORGANIZATION                          United Kingdom
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  NUMBER OF SHARES   5. SOLE VOTING POWER                             2,717,700
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY       6. SHARED VOTING POWER
        EACH         -----------------------------------------------------------
     REPORTING       7. SOLE DISPOSITIVE POWER                        3,048,900
    PERSON WITH      -----------------------------------------------------------
                     8. SHARED DISPOSITIVE POWER
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,048,900
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES:                                                          __
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   10.411%
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12. TYPE OF REPORTING PERSON                                              CO:IA
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                                  SCHEDULE 13G

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CUSIP No. PAP169941328                                            Page 3 of 5
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Item 1(a).     Name of Issuer:

                        Banco Latinoamericano De Exportaciones SA

Item 1(b).     Address of Issuer's Principal Executive Offices:

                        Calle 50 y Aquilino De Guardia
                        Apartado 6-1497 El Dorado
                        Panama City, Panama

Item 2(a).     Name of Person Filing:

                        Mondrian Investment Partners Limited

Item 2(b).     Address of Principal Business Office or, if None, Residence:

                        3rd Floor, 80 Cheapside, London EC2V 6EE

Item 2(c).     Citizenship:

                        UK

Item 2(d).     Title of Class of Securities:

                        Class E, Common Stock

Item 2(e).     CUSIP Number:

                        PAP169941328

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

               (b) [ ]  Bank as defined in Section 3(a)(6) of the
                        Exchange Act;

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

               (e) [x] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                                  SCHEDULE 13G

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CUSIP No. PAP169941328                                            Page 4 of 5
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               (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

               (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ]  Group, in accordance with Rule
                        13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

               (a)      Amount beneficially owned: 3,048,900

               (b)      Percent of Class: Approximately 10.411% as of August 30,
                                          2005 (based on 29,284,000 shares of
                                          Class E Common Stock issued and
                                          outstanding as of December 31, 2004)

               (c)      Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: 2,717,700

                        (ii)  Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or direct the disposition
                              of: 3,048,900

                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

                                  SCHEDULE 13G

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CUSIP No. PAP169941328                                            Page 5 of 5
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Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     August 30, 2005
                                              -----------------------------
                                                        (Date)

                                                       Jane Goss
                                              -----------------------------
                                                      (Signature)


                                                Jane Goss/General Counsel
                                              -----------------------------
                                                    (Name/Title)